OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Cyrus The Great Production Company, Inc

21515 Hawthorn Blvd., #204
Torrance, CA 90503

www.cyrusthemovie.com



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum $107,000 of revenue participation rights ($107,000)

Minimum $10,000 of revenue participation rights ($10,000)

Company	Cyrus The Great Production Company, Inc.
Corporate Address	21515 Hawthorne Blvd., #204, Torrance, CA 90503
Description of Business	Produce and distribute the Motion Picture "Cyrus"
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	$250
Minimum Investment Amount (per investor)	$250

Revenue Participation Rights

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

Revenues are generated through sale of domestic distribution rights, selling licencing rights to video on demand platforms such as Netflix, amazon Prime, Hulu, iTunes, and cable providers and DVD/Blue-Ray. Additionally, we will also be looking to partner up with Foreign Sales Agents to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from 39 non-US countries seek to purchase the rights to independently produced movies such as *"Cyrus"*. Additionally, Games could be a very significant source of revenue as the movie Cyrus has huge potential for games.

Perks*

Supporter-- **$500+** --A personalized film poster signed by the cast.

Backer-- **$2,000+** --A personalized film poster to you signed by the cast, producer and director.

Star-- **$3,000+**--Two tickets to the premier and after party in Los Angeles. You get to walk down the red carpet with the stars! Time and date TBA. You must provide your own travel and accommodations.

 Red Carpet Club-- **$4,000+**--A medium size painting about a scene of the movie by Davood Roostaei, the Master of Cryptorealism and internationally well-known artist and four posters signed by the cast, producer and director. Two tickets to the premiere and the afterparty in Los Angeles, where you can walk down the red carpet with the stars (Time and date TBA)

Affiliate Producer-- **$10,000+**-- Credit on IMDB and/or our website, and since you are an affiliate producer, you get to visit the set while we are filming! You and a guest get to meet the cast and crew (filming date/location TBA). Four tickets to the premiere and the afterparty in Los Angeles, where you can walk down the red carpet with the stars (Time and date TBA) and a large painting by the Master Davood Roostaei about a scene of the movie. Maybe an extra on the set. You must provide your own travel and accommodations.

Co-Executive Producer--**$25,000+**-- Credit on screen and on IMDB. And you get to visit the set while we are filming! You and a guest to meet the cast and crew and hang out. (Filming date/location TBA). Four tickets to the premiere and afterparty in Los Angeles, and you get to walk down the red carpet with the stars! (Time and date TBA). Includes two large painting by the Master Davood Roostaei about a scene of the movie. Maybe an extra on the set. You must provide
your own travel and accommodations.

Executive Producer--**$100,000+**-- Credit on screen and on IMDB. And you get to visit the set while we are filming! You and a guest to meet the cast and crew and hang out.

(Filming date/location TBA). Eight tickets to the premiere and afterparty in Los Angeles, and you get to walk down the red carpet with the stars! (Time and date TBA). Includes two paintings by the Master Davood Roostaei about two scenes of the movie. An extra on the set. You must provide your own travel and accommodations. Perks are meant to be a "thank you" from the company for investing, and to provide you with an experience not available to the public.

Perks are meant to be a "thank you" from the company for investing and to provide you with an experience not available to the public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor – you will have to forgo that perk.

All Perks occur after the offering is completed.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Cyrus The Great Production Company, Inc., is an independent production company developing and producing the feature film **CYRUS**. A film based on the life and legacy of Cyrus The Great who founded the Persian Empire, freed the Jews from Babylon and created the first Human Rights Charter and changed the world history.

We have completed the Screenplay and we are in the pre-production phase and are completing the budget, storyboard, concept art and are in negotiation with directors and actors.

Sales, Supply Chain & Customer Base

Our product, the motion picture, **CYRUS** will be marketed to movie goers and watchers worldwide. A multitude of distribution outlets will likely be employed including but not limited to theatrical release, video on demand, subscription-based video on demand, broadcast, DVD/Blu-Ray - and these will be in both foreign and domestic markets. All these distribution channels will provide revenue streams for the film.

Companion products like a novelization, soundtrack and other ancillary items will also provide revenue streams for the company.

The film will be strategically marketed to those interested in epic action films, historical films, and specifically will be targeted to Persians, Jewish, Christians and all countries with historical ties to the legacy of Cyrus The Great.

Competition

All movies compete for movie-goers' dollars based on interest, timing, and marketing. The epic action genre is a strong sector with a highly supportive fan base.

The major studios do not make many epic historical movies. Therefore, there is not much competition in this genre. Our movie **Cyrus** is very unique. It is based on a true story. It has a strong message (Human Rights Charter), adventure (three major battles), historical events (release of Jews from Babylon) love story and sex (scenes in Babylon the sin-city).

Liabilities and Litigation your company is involved in

None

The team

Officers and directors

Alan J. Bailey	President, Chairman of the Board & Secretary of Cyrus the Great Production Company / Executive Producer

Alan J. Bailey
Alan Baily is the Chairman of the Board, President and Secretary of Cyrus The Great Production Company, Inc. He is the founder, CEO and CFO of Dynamic Media Group, Inc. based in Century City, California, which is a new media entertainment company with three operating divisions: Dynamic Media Network, the producer and distributor of Dynamic Media Network, the producer and distributor of high definition original TV content; Dynamic Media Music, the producer and distributor of original music content; and Dynamic Media Pictures, an independent motion picture and television production, finance and global distribution enterprise. Mr. Alan Bailey is on a full-time basis with Cyrus Production Company, Inc. He works 40 hours per week at Cyrus Production Company, Cyrus Productions Company is his primary jobs.

Number of Employees: 5

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Crowdfunding Investment** A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of offering, including the merits and risk involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Omission does not pass upon the merits of any securities offered or the terms of offering, nor does it pass upon the accuracy or the completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
- **Financing** We rely on external financing and investment to fund our operations. We anticipate, based on our current proposed plans that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately June 1, 2018 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.
- **Economic Conditions** We are sensitive to general business and economic conditions in the U.S. and globally as well as with local, state, and federal governmental policy decisions. Declines in economic conditions in the US or in other countries in which our films will be shown may adversely impact our potential Box Office revenue results. Inflation, recession, currency exchange rates, depression, high unemployment levels, and other unfavorable economic conditions could affect our revenue and costs.
- **Startup Company** Our company is a newly formed organization. We have a limited operating history and have not generated revenue from intended operations yet. Our business model currently focus on our film's production rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.
- **Competition** Our competitors are major studios worldwide. They are better-funded companies with more experience and have significantly greater financial, technical and human resources which may affect our success. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will

achieve initial market acceptance and our ability to generate meaningful additional revenues from our products

- **Labor Laws** Labor Laws / Conditions Labor laws for actors, or strike by actors' unions may affect our ability to complete the picture. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes

- **Spending Habits and Use of Time by Audiences** We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery.

- **Technological Advancement** Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation.

- **Change in Consumer Behavior and Preferences** The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

- **Availability of Personnel** In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in the production of our films, which could adversely affect operating results. Our consultants, partners, team members, and advisers may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us. Various team members may not be available at different stages in the development, production or postproduction of the film, in which case suitable personnel will be substituted by management.

- **Loss of talent** Loss of talent through sickness or conflict may adversely affect the schedule or ability to complete production. Dependence on Audience Acceptance Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and, therefore, inherently risky. We cannot predict the economic success of any of our feature films because the revenue derived from the distribution of a film (which does not necessarily directly correlate with the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a film also depends upon the public's acceptance of competing series and films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

- **Effectiveness of Content** The economic success of a film is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and by effective marketing. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized.
- **Profitability Risk** Our feature film may not generate enough revenue to offset its pre-production, production, post-production, distribution, and marketing costs.
- **Single Source of Revenue Generation** The film might never be made. If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount.
- **Limited Rights of Investors Holders of Revenue Participation Rights** Investors or Revenue Participation Rights have no voting rights. The Purchasers will have no right to participate in the business or affairs of the Company. The Financing Agreement does not contain any rights relating to the operation of the business or otherwise.
- **Film Decision Making** As between Producer and Financier, all business and creative decisions about the Picture shall be made solely by Producer(s)

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Alan Baily, 41.0% ownership, Common stock

Classes of securities

- Common Stock: 1,500

  #### Voting Rights

  Common Shares, No Par Value, One Class, 1500 share have been authorized. Shareholders may vote on major corporate issues, such as changes to the charter or election of directors, at shareholder meetings. Shareholders have one vote per share.

Parties to the Investor Financing Agreement shall have no voting rights in the Company.

Dividend Rights (*include if applicable*)

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Rights to Receive Liquidation Distributions

In the event corporation liquidates its assets, the company's creditors are the first in line to receive funds from the liquidation. Bondholders and owners of other corporate debt securities are the next recipients to be paid. Only after these debts are paid shareholders lay claim to liquidated assets. Common stock owners have no special liquidation rights and will receive their payments only if any funds remain.

Rights and Preferences

Individuals that own common shares of the company stock are viewed as the true owners of that company. As such, a common shareholder has specific privileges and rights that are governed by the laws of the State of Nevada.

All common shareholders have the right to share in the company's profitability, income and assets, a degree of control and influence over company management selection, preemptive rights to newly issued shares, and general meeting voting rights.

- Revenue Participation Rights: 0

Revenue Participation Rights

Our business is to produce and distribute a first-class motion picture based in the life and legacy of **Cyrus the Great**. The production budget is between $ 15 million and $ 20 million, depending on the cost of the main cast and the shooting location. We would like to raise an initial $107,000 through crowdfunding, followed by an additional raise of up to $ 1,070,000 to fund initial development and pre-production costs. The crowdfunding investors will be a part of the overall financing for the movie and will have the potential to participate on a revenue sharing basis in the net profits from the distribution of the motion picture.

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected budget amount. When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

Revenues are generated through sale of domestic distribution rights, selling licensing rights to video on demand platforms such as Netflix, amazon Prime, Hulu, iTunes, and cable providers and DVD/Blue-Ray. Additionally, we will also be looking to partner up with Foreign Sales Agents to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from 39 non-US countries seek to purchase the rights to independently produced movies such as *"Cyrus"*. Additionally, Games could be a very significant source of revenue as the movie Cyrus has huge potential for games.

What it means to be a Minority Holder

As a holder of Revenue Participation Rights, you will have no voting rights, and limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

You are considered a minority shareholder if you own less than 50 percent of the company shares. However, whether you own 1 or 49 percent of the company, you have basic rights as a minority shareholder to vote and share in the profits as well as monitor the performance of the company.

Dilution

Dilution

The investor's portion of revenue could be diluted due to the company raising additional funds beyond the projected budget amount. When the company raises additional funds, the percentage of the revenue that you own will go down, even though the profits of the company may go up. In this case, you will own a smaller percentage of the investor's "pool" of the profits. This increase in funds raised could result from another crowdfunding round, a private offering, or angel investment.

If the company decides to raise over the published maximum, an investor could experience value dilution, with his or her pro-rated percentage being worth less than before.

If the Company reaches its initial maximum goal of $107,000, it is expected that the Company will increase its offering maximum to $1,070,000, which will create the opportunity for such dilution.

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Our business is to produce and distribute a first-class motion picture based in the life and legacy of Cyrus the Great. The production budget is $ 15 million, depending on the cost of the main cast and the shooting location. We would like to raise an initial $107,000 through crowdfunding, followed by an additional raise of up to $ 1,070,000 to fund initial development and pre-production costs. The crowdfunding investors will be a part of the overall financing for the movie and will have the potential to participate on a revenue sharing basis in the net profits from the distribution of the motion picture. We already have a very powerful script and pre-production trailers covering various movie scenes and the synopsis. With initial financing, we can secure the expertise of additional production resources (Unit Production Manager, Cost estimator, Casting Director and Music Supervisor, Etc.) to prepare a detailed production budget, shooting schedule, and production plan. Our Finished product will be a fully completed motion picture suitable for global distribution.

Financial Milestones

Typically, in raising money for an independent film, you rarely get all the money from one place. It tends to come from a variety of different sources to get the full amount. Therefore, we are seeking the starting funds here. Depending on how much we can raise here, we have a plan on how to move forward:

• Use part of the money to raise awareness of the equity fundraising campaign to let more investors learn of the opportunity while the campaign is still running. Use as a proof of concept to attract additional team members to expand our current network.

• With almost a third of the budget attained we can begin to use our connections to obtain matching funds. From there we can hire a sales agent and work on obtaining a cast that will give us solid exposure both nationally and internationally. This will allow us to get some pre-sales from several territories, which can be used as collateral for debt financing to obtain the rest.

• Without having to go out and make additional deals, this gives us the fastest way to begin the production on this film. With all the money in place we can hire a director and the entire cast and crew, secure locations and permits, and start filming earlier than expected, which means a faster return.

• Once *"Cyrus"* is completed, the first step of the plan is to get accepted into a variety of top tier film festivals, which will grow its exposure. We will be attending and exhibiting at Cannes Film Festival in France in May 2018 to establish contacts and distribution channels.

• Additionally, we will also be looking to partner up with a **Foreign Sales Agent** to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from various countries seek to purchase the rights to independently produced movies such as *"Cyrus"*.

Liquidity and Capital Resources

The production budget is $15 million - depending on the cost of the main cast and the shooting location. We would like to raise an initial $ 107,000 through crowdfunding, followed by an additional raise of up to $ 1,070,000 to fund initial development and pre-production costs. With initial financing, we can secure the expertise of additional production resources (Unit Production Manager, Cost estimator, Casting Director and Music Supervisor, Etc.) to prepare a detailed production budget, shooting schedule, and production plan. Our Finished product will be a fully completed motion picture suitable for global distribution.

Other available sources of capital include:

• Additional equity fundraising campaign to let more investors learn of the opportunity while the campaign is still running. Use as a proof of concept to attract additional team members to expand our current network.

• Capitalize on our connections and network to obtain matching funds. From there we can hire a sales agent and work on obtaining a cast that will give us solid exposure both nationally and internationally.

• We will be attending and exhibiting in Film Festivals for promoting our movie and arrange pre-sales from several territories, which can be used as collateral for debt financing.

• We will also be looking to partner up with a **Foreign Sales Agent** to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from various countries seek to purchase the rights to independently produced movies such as **"Cyrus"**.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$15,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The valuation is based on our production budget. We have a fully developed script, marketing materials, video production and associated intellectual properties. Our business is to produce and distribute a first-class motion picture based in the life and legacy of Cyrus the Great. The production budget is $ 15 million, depending on the cost of the main cast and the shooting location. We would like to raise an initial $107,000 through crowdfunding, followed by an additional raise of up to $ 1,070,000 to fund initial development and pre-production costs. The crowdfunding investors will be a part of the overall financing for the movie and will have the potential to participate on a revenue sharing basis in the net profits from the distribution of the motion picture. We already have a very powerful script and pre-production trailers covering various movie scenes and the synopsis. With initial financing, we can secure the expertise of additional production resources (Unit Production Manager, Cost estimator, Casting Director and Music Supervisor, Etc.) to prepare a detailed production budget, shooting schedule, and production plan. Our Finished product will be a fully completed motion picture suitable for global distribution.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000

Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$5,000	$60,000
Marketing	$2,400	$25,000
Working Capital	$1,000	$10,000
Attorney & Accountant	$1,000	$10,000
Administrative		$5,580
Total Use of Net Proceeds	$9,400	$100,580

 We are seeking to raise a minimum of $10,000 and up to $107,000 in this offering through Regulation Crowdfunding.If we manage to raise our over allotment amount of $107,000, we will spent this amount toward development, marketing, and pre-production expenditure.

Typically, in raising money for an independent film, you rarely get all the money from one place. It tends to come from a variety of different sources to get the full amount. Therefore, we are seeking the starting funds here. Depending on how much we can raise here, we have a plan on how to move forward:

• Use part of the money to raise awareness of the equity fundraising campaign to let more investors learn of the opportunity while the campaign is still running. Use as a proof of concept to attract additional team members to expand our current network.

• With almost a third of the budget attained we can begin to use our connections to obtain matching funds. From there we can hire a sales agent and work on obtaining a cast that will give us solid exposure both nationally and internationally. This will allow us to get some pre-sales from several territories, which can be used as collateral for debt financing to obtain the rest.

• Without having to go out and make additional deals, this gives us the fastest way to begin the production on this film. With all the money in place we can hire a director and the entire cast and crew, secure locations and permits, and start filming earlier than expected, which means a faster return.

• Once *"Cyrus"* is completed, the first step of the plan is to get accepted into a variety of top tier film festivals, which will grow its exposure. We will be attending and exhibiting at Cannes Film Festival in France in May 2018 to establish contacts and distribution channels.

• Additionally, we will also be looking to partner up with a **Foreign Sales Agent** to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from various countries seek to purchase the rights to independently produced movies such as *"Cyrus"*.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to employees; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://cyrusthemovie.com/annual-reports/ The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cyrus The Great Production Company, Inc

[See attached]

I, Alan J. Bailey, the President and Director of Cyrus The Great Production Company, Inc. , hereby certify that the financial statements of Cyrus The Great Production Company, Inc. and notes thereto for the periods August 31,2017 (date of inception) and February 28,2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of March 13,2018

_____ (Signature)

President & Director (Title)

March 13, 2018 (Date)

Cyrus The Great Production Company, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

Cyrus The Great Production Company, Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets Since Inception	1
Statements of Operations Since Inception	2
Statements of Stockholders' Equity Since Inception	3
Statements of Cash Flows Since Inception	4
Notes to the Financial Statements	5

Cyrus The Great Production Company, Inc.
BALANCE SHEETS
Since Inception
(unaudited)

	Inception Date : August 31,2017 Balance Sheet as of February 28,2018
Assets	
Current Assets	
Cash	$100
Prepaid expense	4,000
Motion picture script	25,500
Current Assets	29,600
Total Assets	$29,600
Liquidity and Stockholders' Equity	$29,500
Total liabilities	
Commitments and contingencies	0
Stockholders' equity	
Common stock, no par value	
1,500 shares authorized; 1,500 issued	100
and outstanding as of August 31,2017	
Accumulated deficit	0
Total stockholders' equity	100
Total liabilities and stockholders' equity	$29,600

Cyrus The Great Production Company, Inc.
STATEMENTS OF OPERATIONS
Since Inception
(unaudited)

Profit and Loss Statements
August 31, 2017 (Date of Inception) to February 28, 2018 (End Date of Financial Review]

	August 31, 2017
Revenues	$ 0
Costs of Goods Sold	$ 0
Ordinary Expense	
Total Expenses	$ 0
Net Ordinary Income	$ 0
Net Income	$ 0

CYRUS THE GREAT PRODUCTION COMPANY, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

[COMMON SHARES]

	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders Equity
August 31, 2017	1,500	$100	0	$0	$ 0	$ 0	$ 100
Contributed Capital							0
Net Income							0
February 28, 2018	1,500	$ 100	0	$0	$ 0	$ 0	$ 100

CYRUS THE GREAT PRODUCTION COMPANY, INC
STATEMENTS OF CASH FLOWS
Since Inception
(unaudited)

	[August 31, 2017 - February 28, 2018]
Operating Activities	
Net Income	$_____ -
Net cash provided by Operating Activities	$_____ -
Financing Activities	
Owner Equity:	$_____ 100
Net cash provided by Financing Activities	$_____ 100
Net cash increase for period	$_____ 100
Cash at the end of the period	$_____ 100

NOTE 1 – NATURE OF OPERATIONS

Cyrus The Great Production Company, Inc. was formed on August 31,2017 ("Inception") in the State of Nevada. The financial statements of Cyrus The Great Production Company, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California

Cyrus The Great Production Company, Inc. will be developing the production of an epic motion picture based upon an original motion picture script which feature the inspirational and historic life of Cyrus the Great - the most famous Persian emperor - who created and published the first Bill of Human Rights and who established the largest empire of its time (circa 500 BC).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 28, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the license of the motion picture when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has a non-interest bearing accounts payable liability of $ 29,500 due to a third party who provided initial financing to enable the Company to acquire a motion picture script and to pay certain prepaid expenses.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,500 shares of our common stock with par value of $0. As of February 28, 2018 the company has currently issued 1,500 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after February 28,2018 through March 13,2018 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Cyrus Productions Company is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

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Investors

$7,600.00
Raised of $10K - $107K goal

Invest Now ❤

$250.00 minimum investment

Cyrus Productions Company
Cyrus: The Motion Picture

● Small OPO   🏠 Torrance, CA   🏷 Film & Video   ⊕ Accepting International Investment

Overview   Team   Terms   Updates   Comments   Share

The First Epic Action Film to Offer Profit-sharing

Invest in Cyrus, a Major Motion Picture

Previously, motion pictures were reserved strictly for the extremely wealthy... the top 1%, the high net worth individuals in the upper echelon of American society.

If you fell within the other 99% of the population and were interested in making a movie (or investing in a movie) your only option was crowdfunding sites like Kickstarter and Indiego. **Where, as an investor, you can't make anything in return if what you fund just so happens to take off!**

Since the implementation of the JOBS ACT, this has all changed. **Now, you can invest as little as $250 in a motion picture.**

Our team here at Cyrus the Great Production, Inc. is interested in taking full advantage of the JOBS ACT **... and creating some incredible art along the way.**

We want to produce the very first epic action film to offer profit-sharing. The movie we plan to produce is called **Cyrus**, a historical movie about the

By investing in **Cyrus**, you won't just be investing in a movie about a god-like figure that completely changed the course of history, but you will be making history yourself.

Not entirely sure who **Cyrus the Great** is? No worries, keep reading and we will tell you all about him!



An Investment Opportunity That Will Make History



Before we dive into the life and legacy of **Cyrus The Great**, we want to first show you the the terms of our investment opportunity along with some of the perks you will receive if you take advantage of it!

The First Action Epic Film To Offer Profit Sharing through Equity Crowdfunding
Invest in Cyrus The Great Production company.

Investment

- 100% of the adjusted gross profit gets returned to you first.
- Once you've received 120% of your principal investment, then your



return adjusts to a prorated share of 50% of net profits.

Minimum Investment: $250.

Security Type: Revenue Share - Investor Financing Agreement.

Round Size: Min: $10,000; Max: $107,000.00

Return on Investment: 100% Adjusted Gross Proceeds to Investors until recoupment of 120% of principal investment, then, then a prorated share of 50% of adjusted gross proceeds thereafter.

Projected Budget: $15 million.

<u>**Perks**</u> *

- **Supporter** -- **$500+** -- A personalized film poster signed by the cast.
- **Backer** -- **$2,000+** -- A personalized film poster to you signed by the cast, producer and director.
- **Star** -- **$3,000+** -- Two tickets to the premier and after party in Los Angeles. You get to walk down the red carpet with the stars! Time and date TBA. You must provide your own travel and accommodations.
- **Red Carpet Club** -- **$4,000**+ -- A painting about a scene of the movie by Davood Roostaei, the Master of Cryptorealism and internationally well-known artist and four posters signed by the cast, producer and director. Two tickets to the premiere and the afterparty in Los Angeles, where you can walk down the red carpet with the stars (Time and date TBA)
- **Affiliate Producer** -- **$10,000**+ -- Credit on IMDB and/or our website, and since you are an affiliate producer, you get to visit the set while we are filming! You and a guest get to meet the cast and crew (filming date/location TBA). Four tickets to the premiere and the afterparty in Los Angeles, where you can walk down the red carpet with the stars (Time and date TBA) and a personalized poster. Maybe an extra on the set. You must provide your own travel and accommodations.
- **Co-Executive Producer** -- **$25,000+** -- Credit on screen and on IMDB. And you get to visit the set while we are filming! You and a guest to meet the cast and crew and hang out. (Filming date/location TBA). Four tickets to the premiere and afterparty in Los Angeles, and you get to walk down the red carpet with the stars! (Time and date TBA). Includes a painting about a scene of the movie. Maybe an extra on the set. You must provide your own travel and accommodations.
- **Executive Producer** -- **$100,000+** -- Credit on screen and on IMDB. And you get to visit the set while we are filming! You and a guest to meet the cast and crew and hang out. (Filming date/location TBA). Eight tickets to the premiere and afterparty in Los Angeles, and you get to walk down the red carpet with the stars! (Time and date TBA). Includes two paintings about two scenes of the movie by the Master Davood Roostaei. An extra on the set. You must provide your own travel and accommodations.

All perks occur after the offering is completed. Perks are meant to be a "thank you" from the company for investing and to provide you with an experience not available to the public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor – you will have to forgo that perk.

Catering to a Large Global Audience

Cyrus the Great is both highly respected and revered by the Persian and Jewish communities, as well as by countries that were ruled and had their histories shaped by him, stretching across Asia, the Middle East, Europe and even parts of Africa. We know that these communities won't just support our movie; they will embrace it. **For decades, they have been waiting for a movie covering the legacy of** *Cyrus the Great***... and we are ready to give them that movie!**



What You Need to Understand About the Epic Film Industry

If you haven't heard about it... You've certainly seen it in theaters... The Epic film isn't just making a comeback... **Epic films are back.**

Between 300: Rise of An Empire (grossed $337.6 million USD), Noah (grossed $362.6 million USD), Hercules (grossed $244.8 million USD) and Exodus (grossed $268.2 million USD) **there is plenty of evidence to show that it is time to take advantage of this epic trend** (Source: Motion Picture Association of America MPAA).

Hollywood is once again obsessed by the ancient world and is hungry to consume movies and television shows that can take them back in time to the lost world.

The Influence of Cyrus the Great's Vision and Leadership on the U.S. Constitution

The **Founding Fathers** of the United States, especially Thomas Jefferson, John Adams and Benjamin Franklin were strongly influenced by Cyrus the Great's legacy of governance based on respect for freedom of religion, customs, language and traditions.



While in the 70s and 80s production companies had to build out massive sets that cost thousands to create an Epic film, today with new innovative technologies **it is more affordable than ever to produce a blockbuster.**





This painting by Davood Roostaei depicts the fact that the Founding fathers of the United States admired and consulted Cyrus' legacy of governance as described in the Cyropaedia. Thomas Jefferson recommended two books to be read by fellow members representing two opposing ideology: Xenophon's Cyropaedia and Machiavel's Prince. At the end, our Founding Fathers selected Cyrus's vision.

This painting was presented by Cyrus The Great Production Company to Mayor of Los Angeles and Board of Supervisors on March 20, 2018. It is hanging in Los Angeles City Hall.

Who Was *Cyrus The Great?*



Cyrus The Great was introduced into the world in an epic way. Before he was born, his grandfather had a dream that *Cyrus* would grow up to overthrow him. So, out of fear, his grandfather planned to have him killed as soon as he was born. Fortunately, a shepherd by the name Mithradates replaced *Cyrus* with his own stillborn son and raised the young *Cyrus* as his own.

This epic birth was a fitting introduction into the world that *Cyrus* was destined to one day conquer. As *Cyrus* grew in strength, wisdom and his keen ability to lead, his influence grew as well, stretching to reach nearly every corner of the known world. *Cyrus* would go on to create the Persian Empire, conquer Media, Lydia and Babylon and free the Jews from captivity.

Interestingly enough, while **Cyrus** still to this day is considered a savior among the Jewish people, his greatness is not as well known as it should be. In addition to epic films like Braveheart, Gladiator, Ben-Hur, and the Ten Commandments, *Cyrus the Great* is an incredible retelling of one of the most extraordinary men who ever lived.

We believe more people should be aware of his story and what he did for history.



What *Cyrus* The Great Achieved in his lifetime

- After conquering the **Median Empire** in 550 B.C., *Cyrus The Great* spared the life of their ruler, Astyages and made him an ally.
- In 546 B.C., *Cyrus* conquered the **Lydian empire**, capturing the capital city of Sardis in just 14 days.
- In 539 B.C., *Cyrus* went on to conquer what many might argue as being the greatest city of the ancient world, **Babylon**.
- Up to that point in history, **Cyrus** created the largest empire the world had ever seen, The **Persian Empire** –– stretching across Asia, the Middle East, Europe and even parts of Africa.
- *Cyrus* was referred to as the Liberator, highly-touted for his open policy when it came to religion –– after conquering an empire he allowed its people to practice whatever religion they desired.
- *Cyrus* went on to rebuild an ancient highway called The Royal Road and created the first credible postal service, which allowed him to quickly push information throughout his massive kingdom.
- Long after *Cyrus*' death, he would go on to heavily influence great leaders like **Thomas Jefferson** and writing of US Constitution.

Cyrus The Great Is More Than Just a Movie

Besides bringing to life the legacy of one of the most extraordinary individuals to ever live, **Cyrus The Great** has a strong theme that the world needs to hear. While Cyrus was building one of the largest empires the world had ever seen, he was doing it in such a way that was harmonious.

He ruled and conquered to unite the world under his benevolent and



strategic leadership. He created the first **Human Rights Charter**, with freedom of religion, speech, customs and employment. Cyrus led with unparalleled genius and established a humanistic-based strategy and leadership style that was respected and obeyed by all.

Cyrus was able to govern one of the largest empires to ever exist through harmony. The amazing things he did still hold a message that his message is still relevant today.



Where Your Money Will Go To Make This Movie Possible

Since you will be trusting us with your hard earned money, we want to be as transparent as possible with you about what we will be using that money for. We estimate the production budget of this movie being between $15 million and $20 million. We would like to raise an initial round of $107,000 through crowdfunding, which will cover the development and production costs. Below you will find where we expect that money going:



Use of initial $ 107,000 funds...

- **Fee to Original Scriptwriter:** $10,000
- **Script Edits / Additional Polish:** $5,000
- **Publicity and Marketing:** $25,000
- **Fee to Unit Production Manager:** $10,000
- **Fee to Cost Estimator (for Detailed Production Budget):** $5,000
- **Casting Director (to Secure Cast):** $10,000
- **Music Supervisor:** $10,000
- **Producer Fees:** $20,000
- **Attorney and Accountant's Fees:** $7,000
- **Administration / Office Costs:** $5,000

Distribution Plan

Film Festival Targets

We are planning to attend the following Film Festivals:

- Sundance (January)
- Berlin (February)
- South-by-Southwest (March)
- TriBeca (April)
- Cannes (May)
- Telluride (August)
- Venice (August)
- Toronto (September)
- New York Film Festival (September)





During the production phase, we will be seeking to sign a distribution agreement with a major studio. Our plan is to get accepted into a variety of top tier film festivals, which will enhance our exposure.

We will also be looking to partner up with a Foreign Sales Agent to market and sell our movie internationally, territory-by- territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities around the world (Cannes, Berlin, Santa Monica, etc.) where buyers from 39 non-US countries seek to purchase the rights to independently produced movies such as "Cyrus".

Selling these licensing rights will provide maximum exposure for our movie. Moreover, we can generate additional revenues through a variety of **video-on-demand platforms such as Netflix, Amazon Prime, Hulu, iTunes, and Cable providers, as well as DVD/Blu-Ray.**

Invest & Own a Piece of *Cyrus The Great*

We aren't entirely sure how you got here, on this page we mean. But, we know one thing for certain, it wasn't by chance. It's not every day that you are presented the opportunity to participate in the revenues of an action film. It's not every day that you have the chance to help tell the story of one of the most extraordinary individuals to ever walk the Earth. It's not every day that you can make history.

What will you do? **Or better yet, what would *Cyrus* have done?**













August 31,2017

Incorporation In The State of Nevada

We were incorporated in the state of Nevada as Cyrus the Great Production Company, Inc.

September 2017

Established Board of Directors & Advisory Board

Established both a Board of Directors and an Advisory Board of influential and talented professionals.

October 2017

Development of Full Script

Created the full script of the major motion picture, along with some subsequent edits and polishing.

February 2018

Pre-Production Development

Began pre-production development and planning for the upcoming events that is planned to begin after our StartEngine launch.

March 1, 2018

afci
TASTE of the WORLD

AFCI World Locations Forum

More than 50 film commission representatives from around the world for a special afternoon of knowledge, networking and cuisine at AFCI's Taste of the World Locations Forum.

March 2018

The Founding Fathers

Presentation of Cyrus the Great painting to Mayor of Los Angeles, Eric Garcetti

This Painting depicts the effects of Cyrus vision and ideology on our Founding Fathers.

May 2018

Start Engine Launch

We worked with the awesome team at StartEngine to launch a crowdfunding campaign in hopes to create the first profit-sharing epic action film.

May 8- 17, 2018

Cannes Film Festival

Exhibiting and attending at the Cannes Film Festival May 8 through 17 in Cannes France. This is the most prestigious international film festival (Anticipated).

May 2018

Cyrus The Great

Begin active pre-production

No later than March 31, 2018, we plan to begin active pre-production of Cyrus The Great (Anticipated).

June 30, 2018

Securing Distribution Agreements

Securing distribution agreements with major studios/distributors and commitments from the main cast, the director, and the line producer (Anticipated).

August, 2018

Secure production Location(s).

Securing the production location(s) and begin commencing staging, set construction and rehearsals to start shooting (Anticipated).

Fall 2019

Commence Evergreen Revenue

Evergreen revenue commencing, along with with video-on demand, licensing, cable TV, syndicated TV, ancillary revenues and possible TV series spin off (Anticipated).

In the Press

in Hollywood magazine ON LINE   TEHRAN   LA Talk Radio

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Meet Our Team



Alan J. Bailey

President, Chairman of the Board & Secretary of Cyrus the Great Production Company / Executive Producer

Alan Baily is the Chairman of the Board, President and Secretary of Cyrus The Great Production Company, Inc. He is the founder, CEO and CFO of Dynamic Media Group, Inc. based in Century City, California, which is a new media entertainment company with three operating divisions: Dynamic Media Network, the producer and distributor of Dynamic Media Network, the producer and distributor of high definition original TV content; Dynamic Media Music, the producer and distributor of original music content; and Dynamic Media Pictures, an independent motion picture and television production, finance and global distribution enterprise. Mr. Alan Bailey is on a full-time basis with Cyrus Production Company, Inc. He works 40 hours per week at Cyrus Production Company, Cyrus Productions Company is his primary jobs.



Dr. Alex Parsinia

Producer / Co-writer

Dr. Alex Parsinia is Chairman and Professor at American Premier University. Dr. Parsinia was a Professor at Pepperdine University in Malibu, California State University in Northridge, California and International American University in Los Angeles. He taught Business Strategy International Business, Organizational Leadership, Organizational Behavior and Mergers and Acquisitions. He has a Bachelor of Science Degree in Mechanical Engineering, Master of Business Administration, and Ph.D. in International Business.



Adam Krentzman

Executive Producer

Adam Krentzman is one of the most well-respected executives in the motion picture business. For 25 years he has been involved with packaging, producing, and arranging the financing on over 50 feature films. As a longtime agent at CAA, Krentzman knows the entertainment as a longtime agent at CAA, Mr. Krentzman knows the entertainment industry landscape. CAA is the most prominent and esteemed motion picture, television, and music agency in the history of the entertainment industry. For 20-years Mr. Krentzman served as a motion picture agent representing Hollywood's top directors, producers, and writers.



Thane Swigart

Screen Writer

Thane Swigart is Chief Creative Officer of Light Brigade Entertainment, based in Santa Barbara, CA, co-founded with producing partner Lowell Blank in 2010. He has a degree in Anthropology from UCLA and is a Fellow of the Royal Geographical Society. He has developed projects with directors Jean-Jacques Annaud, Andrew Davis, James Foley, Dominic Sena, Mennan Yapo, and the visionary Japanese director Ryuhei Kitamura. He lived in Beijing in 2010 to develop "Spiritual Sword" for Dragonvision International, a film based on the popular Chinese video game. In 2016 he wrote "Never Again", for producers Jenette Kahn and Adam Richman (Clint Eastwood's "Gran Torino", Colin Trevorrow's "Book of Henry"), based on the New Yorker articles by Lawrence Weschler.

Offering Summary

Maximum $107,000 of revenue participation rights ($107,000)

Minimum $10,000 of revenue participation rights ($10,000)

Company	Cyrus The Great Production Company, Inc.
Corporate Address	21515 Hawthorne Blvd., #204, Torrance, CA 90503
Description of Business	Produce and distribute the Motion Picture "Cyrus"
Type of Security Offered	Revenue Participation Rights
Purchase Price of Security Offered	$250
Minimum Investment Amount (per investor)	$250

Revenue Participation Rights

Distribution Rights

Adjusted Gross Proceeds (those proceeds available to Producer after payment of expenses, debts, deferments, and contractually or legally obligated payments, as more specifically defined below) shall be allocated as follows:

First, 100% (100%) of Adjusted Gross Proceeds shall be paid to Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Investor Funds and the Additional Funds) and pari passu basis until such time, if ever, as Investor has received an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the Additional Investors have received an amount equal to one hundred and twenty percent (120%) of the Additional Funds; and following such time, if ever, as Investor has recouped an amount equal to one hundred and twenty percent (120%) of the Investor Funds, and the

Additional Investors have recouped an amount equal to one hundred and twenty percent (120%) of the Additional Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Investor and the Additional Investors on a pro rata basis (based on the ratio that their respective contributions bears to the aggregate of the Investor Funds, and the Additional Funds.

Revenues are generated through sale of domestic distribution rights, selling licencing rights to video on demand platforms such as Netflix, amazon Prime, Hulu, iTunes, and cable providers and DVD/Blue-Ray. Additionally, we will also be looking to partner up with Foreign Sales Agents to market and sell the movie internationally, territory-by-territory, at the many film markets and conventions held throughout the year. These markets and conventions take place in various cities (Cannes, France, Berlin, Germany, Santa Monica, California, etc.) around the world, where buyers from 39 non-US countries seek to purchase the rights to independently produced movies such as **"Cyrus"**. Additionally, Games could be a very significant source of revenue as the movie Cyrus has huge potential for games.

Perks*

Supporter-- **$500+** --A personalized film poster signed by the cast.

Backer-- **$2,000+** --A personalized film poster to you signed by the cast, producer and director.

Star-- **$3,000+**--Two tickets to the premier and after party in Los Angeles. You get to walk down the red carpet with the stars! Time and date TBA. You must provide your own travel and accommodations.

 Red Carpet Club-- **$4,000+**--A medium size painting about a scene of the movie by Davood Roostaei, the Master of Cryptorealism and internationally well-known artist and four posters signed by the cast, producer and director. Two tickets to the premiere and the afterparty in Los Angeles, where you can walk down the red carpet with the stars (Time and date TBA)

Affiliate Producer-- **$10,000**+-- Credit on IMDB and/or our website, and since you are an affiliate producer, you get to visit the set while we are filming! You and a guest get to meet the cast and crew (filming date/location TBA). Four tickets to the premiere and the afterparty in Los Angeles, where you can walk down the red carpet with the stars (Time and date TBA) and a large painting by the Master Davood Roostaei about a scene of the movie. Maybe an extra on the set. You must provide your own travel and accommodations.

Co-Executive Producer--$25,000+-- Credit on screen and on IMDB. And you get to visit the set while we are filming! You and a guest to meet the cast and crew and hang out. (Filming date/location TBA). Four tickets to the premiere and afterparty in Los Angeles, and you get to walk down the red carpet with the stars! (Time and date TBA). Includes two large painting by the Master Davood Roostaei about a scene of the movie. Maybe an extra on the set. You must provide
your own travel and accommodations.

Executive Producer--$100,000+-- Credit on screen and on IMDB. And you get to visit the set while we are filming! You and a guest to meet the cast and crew and hang out. (Filming date/location TBA). Eight tickets to the premiere and afterparty in Los Angeles, and you get to walk down the red carpet with the stars! (Time and date TBA). Includes two paintings by the Master Davood Roostaei about two scenes of the movie. An extra on the set. You must provide your own travel and accommodations. Perks are meant to be a "thank you" from the company for investing, and to provide you with an experience not available to the public.

Perks are meant to be a "thank you" from the company for investing and to provide you with an experience not available to the public. If you qualify for a perk that can only be fulfilled by being at a certain place on a certain date and you cannot make that time and place, we regret that we cannot change our schedule to accommodate any investor – you will have to forgo that perk.

All Perks occur after the offering is completed.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to employees; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Alan Jacobson 5 hours ago
Hi Alan, can you be more specific as far as who Mr. Herrera, Paul McIntyre and Christine McIntyre are in relation to you (or your team) and/or the production? Also could you give some clarification about the Inmag story - in the fine print it says that you asked them for permission to create the special issue. Did you pay anything to Inmag, and did they or you create the special issue? Finally, could you discuss the fact that people are saying your university is not accredited? I found parts of your presentation interesting but there are some significant questions in these comments and it would be great if you cleared them up. Thanks.

Alan Baily **Cyrus Productions Company - Issuer** 4 days ago
Cannes Film Festival

We exhibited at Cannes Film Festival at Cannes France from May 9, 2018 to May 14, 2018. Cannes Film Festival is the most prestigious film festival in the world. It is an annual event held in Cannes, France, which previews new films of all genres from all around the world as well as it is the most powerful location to network with producers, directors, strategic partners, co-production partners and international distribution agents.
We had our booth at the Riviera Pavilion (# L 18) and we had our brochures, copies of Hollywood In Magazine and full presentation packages available. Additionally, we were showing our Teasers and Trailers on wide-screen TV to our visitors.
We received very positive reaction from several companies and individuals. They included directors, co-production partners, International Distribution Agents and investors. We visited international pavilions from China, India, Morocco, Romania and Turkey. We received very enthusiastic response regarding international location potential

in these countries with discussion related to co-production, rebates and tax incentive availabilities.

Alan Baily Cyrus Productions Company - Issuer 4 days ago
Cannes Film Festival

We exhibited at Cannes Film Festival at Cannes France from May 9, 2018 to May 14, 2018. Cannes Film Festival is the most prestigious film festival in the world. It is an annual event held in Cannes, France, which previews new films of all genres from all around the world as well as it is the most powerful location to network with producers, directors, strategic partners, co-production partners and international distribution agents.
We had our booth at the Riviera Pavilion (# L 18) and we had our brochures, copies of Hollywood In Magazine and full presentation packages available. Additionally, we were showing our Teasers and Trailers on wide-screen TV to our visitors.
We received very positive reaction from several companies and individuals. They included directors, co-production partners, International Distribution Agents and investors. We visited international pavilions from China, India, Morocco, Romania and Turkey. We received very enthusiastic response regarding international location potential in these countries with discussion related to co-production, rebates and tax incentive availabilities.

Alan Baily Cyrus Productions Company - Issuer 4 days ago
Cannes Film Festival

We exhibited at Cannes Film Festival at Cannes France from May 9, 2018 to May 14, 2018. Cannes Film Festival is the most prestigious film festival in the world. It is an annual event held in Cannes, France, which previews new films of all genres from all around the world as well as it is the most powerful location to network with producers, directors, strategic partners, co-production partners and international distribution agents.
We had our booth at the Riviera Pavilion (# L 18) and we had our brochures, copies of Hollywood In Magazine and full presentation packages available. Additionally, we were showing our Teasers and Trailers on wide-screen TV to our visitors.
We received very positive reaction from several companies and individuals. They included directors, co-production partners, International Distribution Agents and investors. We visited international pavilions from China, India, Morocco, Romania and Turkey. We received very enthusiastic response regarding international location potential in these countries with discussion related to co-production, rebates and tax incentive availabilities.

Cyrus Herrera 5 days ago
We need more investors to produce this film. This film will be made with the best knolege and with a team of professionals. Cyrus message will bring a change in todays world. This movie is a message to all nations ,about respect each others and live a life withot descrimination and prosperity. You will not regret of this investment ,because you will be making history of producing the best film of the Century. God bless you all.

Cyrus Herrera 8 days ago
We are working hard to picking the best actor for this movie. We have in maind Mark Strong and Adrien Brody. This film will be declared the greates film of the century. Only by bringing Cyrus message of Human Rights and to don't descriminate others believe. That's what the world needs to see. By choosing the rigth people on board,we will be winners of many recognitions and awards. We have more investors coming up soon and we will be proud of making Cyrus The Great the greatest investment of decades. Welcome to the team.

> **Alan Baily** Cyrus Productions Company - Issuer 4 days ago
> Mr. Cyrus Herrera is not a company member. His comments and suggestions are stricly his own.

Thomas Simmons 9 days ago
A few more questions...you list almost $30,000 in assets on your Form C, but only $100 in cash. What are the other "assets?"
Why is the CEO and the CFO the same person?
Can you explain any interlocking directors/key personnel between Cyrus and Global entertainment, Regalworks, and Saddle Ranch Media?

> **Alan Baily** Cyrus Productions Company - Issuer 4 days ago
> Cyrus Production Company, Inc. has assets which include Film Script, Teaser Video, and Videos covering Synopsis. Mr. Alan Bailey, our CEO is also a Fellow of the Institute of UK Chartered Accountants and is an alumni of public accounting firms Ernst & Young and Grant Thornton. He is well qualified to be the CFO of our company. There are no interlocking directors/key personnel between Cyrus The Great Production Company. Inc. and Global Entertainment, Regalworks and Saddle Ranch Media.

Thomas Simmons 9 days ago
Why all the hokey Children's-Bible-style pictures?
Why the connection with a university that lacks US Regional Accreditation?
Why the overt overall appeal to fundamentalist-right-wing talking points?
This seems pretty shady to me...

> **Alan Baily** Cyrus Productions Company - Issuer 4 days ago
> Twenty-five hundred years ago, Cyrus the Great, a leader of wisdom and virtue and enduring influence, created the Persian Empire, conquered Babylon, freed the Jews from captivity, formulated mankind's first human rights charter, ruled over those he conquered with respect and benevolence, and changed the course of world history. This is a very powerful story. The message of Cyrus the Great is rooted in spreading human rights and religious freedom which is still quite valid today. The style and delivery are a matter of taste and formatting and of course is based on ones point of view.

Alan Bailey 10 days ago
One of the greatest achievements of Cyrus the Great was the pronouncement of freedom under his bills of rights. Freedom on choice. Potential investors in this project have that same freedom of choice by considering the merits vs. the risks of making an investment. Blogs such as this simply contain opinions of the writer (both encouragement and disencouragement). Andrew Bushnell. Barnaby Zelman and Bills Evers are obviously not going to be investors and I respect that. That's their opinion and their concern is leveled against Alex Parsinia on a personal basis. Parties who may be interested however in this project can make their own decision. Alex Parsinia has no access to the funds raised from this offering - again he is a creative person on the project as a co-writer and with his relationships in the Persian community, as a producer. Potential investors must examine the offering for themselves and make their own decisions whatever is said or not said on this blog.

Alan Baily Cyrus Productions Company - Issuer 10 days ago
I am pleased to announce that Cyrus The motion Picture has been featured on the cover of Hollywood In Magazine - www.inmag.com. Full desciption about the film and some aspects of the synopsis are covered. Hollywood in Magazine is celebrating its 25 year anniversary.

Publisher's Note:
In Hollywood Magazine was founded and began publishing just over 25 years ago, an amazing story was in the making ..... a story which has remained untold until now. It is the story of CYRUS, the ruler of a vast territory now known as the "Middle East." His amazing story will soon be told in an epic film!

We are proud and privileged to share the process the film's process the film's producers of a project of this





We are proud and privileged to share the process the film's process the film's producers of a project of this magnitude undertaken as they move the idea from script to the premier. We will take you through their initial concept to completion. We begin with phase 1....Financing.

The firm's producers asked us for permission to create a special print edition of the magazine for distribution at Cannes Film Festival. All of the film's details are on the following pages.

PLEASE VISIT www.inmag.com for full details.

Alan Baily Cyrus Productions Company - Issuer 10 days ago

The 71st annual Cannes Film Festival is currently being held from 8 to 19 May 2018. Australian actress Cate Blanchett has been named as the President of the Jury.

Asghar Farhadi's psychological thriller Everybody Knows, starring Javier Bardem, Penélope Cruz and Ricardo Darín, is set to open the festival, as well as competing in the Main Competition section. It will be the second Spanish-language film to open Cannes, following Pedro Almodóvar's Bad Education, which screened on the opening night of the 2004 festival.[4]

The Official festival poster features Jean-Paul Belmondo and Anna Karina from Jean-Luc Godard's 1965 film Pierrot le Fou. It is the second time festival poster was inspired by Godard's film after his 1963 film Contempt in 2016 festival. According to festival's official statement, the poster is inspired by and paid tribute to the work of French photographer Georges Pierre. Cyrus The Motion Picture is presented at Riviera Pavilion Booth L-18. We have full presentation with trailers, brochures and information about our movie "Cyrus." Please visit our Booth.

Alan Baily Cyrus Productions Company - Issuer 10 days ago

Cyrus The Motion Picture is exhibiting at Cannes Film festival. Our booth is at Riviera Pavilion # L-18. We are receiving strong and enthusiastic reactions here. We have had conversation and meetings regarding co-production, location and directors and casts. Please visit us.

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VIDEO TRANSCRIPT (Exhibit D)

Main Video

hello I'm Alan Bailey I'm the executive00:10producer and president of Cyrus the00:12Great productions and I'm dr. Alex Parr00:16senior producer and co-writer of Cyrus00:19the Great the motion picture prior to00:21becoming the executive producer of this00:24motion picture I spent over 35 years00:27with Palmer pictures become as a senior00:30executive prior to this project I've00:33been a professor at California State00:35University and Pepperdine University are00:38taught courses in business and strategy00:41on the TV session TM TV where we've done00:45a number of projects as well as a number00:48of documentaries so why do a movie about00:52Cyrus almost 2,500 years ago Cyrus a00:56leader of wisdom and enduring influence00:59and he created the largest empire ever01:02known the Persian Empire not through01:04cunning and brutality but through human01:08rights what is amazing about this motion01:10picture is really Cyrus's message which01:14is which really deals with human rights01:16and he came up with the first charter of01:19human rights the replica that is in the01:21United Nations giving freedom of01:24religion speech and employment01:26throughout his entire empire during his01:29reign he freed the last tribe of the01:32Jews from captivity from Babylon and01:34enabled them to return to Jerusalem01:37we're very excited about this film we01:40have two01:41they're very strong with a very01:43passionate about this movie and I think01:45this is a story that needs to be told01:48we're offering an opportunity for you as01:51an investor to come on board with us on01:54this journey and you can do so with an01:56investment in the actual company that01:58owns the rights01:59Cyrus the Great productions one of the02:01exciting things about them involved in02:03this project it's once this movie is02:06finished and produced and released you02:09can actually say that you were involved02:12in production of a major motion picture02:15so we hope that your live s with us and02:18join us on this journey thank you for02:22watching02:26[Applause]

THE MOVIE

-

Twenty-five hundred years ago, Cyrus the Great, a leader of wisdom and virtue and enduring influence, created the Persian Empire, conquered Babylon, freed the Jews from captivity, formulated mankind's first human rights charter, ruled over those he conquered with respect and benevolence, and changed the course of world history. A fast-paced drama of the life of Cyrus the Great that begins when he is kidnapped at birth because of prophecy, and left to die in the wilderness. The beginnings of a heroic warrior destined to become the founder of an empire that would stretch from Africa and Egypt to India. In the tradition of films like Braveheart, Gladiator, Ben-Hur, and the Ten Commandments, Cyrus the Great is an epic retelling of one of the most extraordinary men who ever lived.

Cyrus The Motion Picture - Segment 1 Update

00:102,500 years ago00:11Cyrus the great leader of wisdom virtue00:16and enduring influence created the00:19Persian Empire conquered Babylon freed00:23the Jews from captivity established00:25mankind's first human rights Charter00:28ruled over those he conquered with00:30respect and benevolence and changed the00:34course of world history now experience00:44the real-life story of cyrus the great00:48kidnapped at birth because of a prophecy00:52and left to die in the wilderness00:54the humble beginnings of a heroic

00:57warrior destined to become the architect01:00of an empire that spanned from Africa01:04and Egypt to the far reaches of India in01:08the tradition of award-winning films01:10like Braveheart gladiator Ben Hur and

01:13the Ten Commandments Cyrus the Great is01:14the epic tale of the most extraordinary01:19of men

Cyrus Segment 2 Update

born into royalty the son of Kimba see00:14the first king of Persia and Mandana the00:17princess @media00:19after he is born his grandfather asset00:22agus the king of media has a dream that00:26his daughter will give birth to a king00:28that will overthrow him he orders his00:33most trusted general harf agus to take00:36the baby and kill it00:38our Pagis agrees and takes the child00:41into the wilderness to kill him unable00:44to kill the newborn Harpe agus gives00:47Cyrus to a shepherd and his wife who00:49recently had a stillborn00:57Syrus grows up far from the politics of01:00the Royals Tunes to hunt grow strong in01:04the wilderness shepherding herds he also01:08learns honesty kindness and compassion01:12along with morals they instilled in him01:15Cyrus meets a young girl a commoner her01:19name is Cassandra and she is his first01:23love soon after he meets a man that has01:31been traveling for months it feels like01:36destiny he is a Hebrew from Jerusalem01:40the Babylonians overthrew Jerusalem took01:44his people as slaves and brought them to01:47Babylon there is a prophecy that a man01:50will come to free them the man that01:53Cyrus meets is none other than the01:54prophet Daniel Daniel sees something01:58special in this young son of a shepherd02:01he can tell this boy has a destiny and02:05 their meeting is more than mere 02:07 coincidence when Cyrus discovers his 02:14 true identity he returns to his father's 02:17 palace there he continues a different 02:20 kind of education one a philosophy 02:23 politics warfare and instruction on how 02:26 to rule the kingdom campesi tells him of 02:29 the Babylonians the greatest threat to 02:32 Persia the king of Babylon Balthazar a 02:35 cruel dangerous and impulsive man ruled 02:39 his kingdom through intrigue decadence 02:41 and corruption Kemba see tell Cyrus 02:45 Balthazar 02:46 he's the greatest threat to their 02:47 kingdom and Cyrus will have to deal with 02:50 him one day chem visi dies when Cyrus is 02:54 21 and he inherits the throne 02:57 he seems to have nothing in common with 03:00 the girls at court so he returns to the 03:04 countryside for Cassandra and marries03:07 her 03:15 [Music] English (auto-generated)

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